BriaCell Therapeutics Corp.

Suite 300 - 235 15th Street

West Vancouver, BC V7T 2X1

July 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Alan Campbell

Re:	BriaCell Therapeutics Corp. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-288562

Ladies and Gentlemen:

The Company hereby withdraw its request for an accelerated effective date of the above-referenced Registration Statement to 5:00 p.m. Eastern Time on July 10, 2025, or as soon as practicable thereafter.

In addition, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 9:00 a.m. Eastern Time on July 14, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time pursuant to Rule 461 under the Securities Act of 1933.

Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference Carmel LLP, by contacting Christian Lichtenberger, Esq. at (212) 997-0962 or clichtenberger@srfc.law.

Very truly yours,

/s/ William V. Williams
William V. Williams
Chief Executive Officer